UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 8, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Trading statement for the financial year ended 30 June
2012



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")

Trading statement for the financial year ended 30 June 2012 - Expected headline earnings per share for the financial year ended 30 June 2012 to increase by between 20% and 30%, and earnings per share to increase by between 14% and 24%, compared to the prior financial year
In the update from the chief financial officer released on 28 June 2012, we stated that we remained confident that, based on production guidance and macro-economic indicators, we will deliver solid operational results and increased earnings for the 2012 financial year compared to the prior financial year. At the time, the currency and commodity price volatility to which our earnings are particularly sensitive, as well as any adjustments arising from our year end closure process, made it difficult to be more precise in our profit outlook statement.

Sasol's profitability for the financial year ended 30 June 2012 compared to the previous financial year has improved due to an overall solid production performance as well as a 17% increase in the average Brent crude oil price, and an 11% weakening of the rand/US dollar exchange rate.

These positive factors have been partially offset by an impairment of R964 million (CAD120 million) and depreciation of R1 324 million (CAD171 million) (at a rate of approximately 24% per annum) in respect of our Canadian shale gas assets, where we have been more conservative in the valuation and depreciation, ahead of our future gas-to-liquids ("GTL") investment decision. This approach is in line with other companies that have exposure to North American shale gas assets. We have lowered our long term North American gas price estimate to take cognisance of the unpredictability relating to the current oversupply of gas and the resultant potential impact on the long term North American gas market. We remain committed to developing the Canadian shale gas assets and will reassess our position once we have taken a GTL investment decision in North America. We will continue to review the valuation of these assets in light of changes in the North American gas prices.

Sasol remains a strong cash generator and maintains a solid financial position.


Shareholders are accordingly advised that Sasol's headline earnings per share (HEPS) for the year ended 30 June 2012 are expected to increase by between 20% and 30%, and earnings per share (EPS) for the year ended 30 June 2012 are expected to increase by between 14% and 24%, compared to the previous financial year.

Our results may be further affected by any adjustments resulting from our year end closure process. This may result in a change in the estimated earnings.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors.

Sasol's financial results for the year ended 30 June 2012 will be announced on Monday, 10 September 2012.

8 August 2012
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

Forward-looking statements:
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission.


The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

















































SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 8, 2012				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary